Exhibit 10.7

April 13, 2022

Benjamin Steiner

XXX XXXX XX XX, XXX XX

New York, NY 10024

RE: Termination of Employment Agreement in Connection with IPO

Dear Ben:

Reference is made to the letter agreement regarding your employment, dated as of May 1, 2016 and amended as of January 9, 2019, with Paulson & Co., Inc. ( “Paulson”) and Steinway Musical Instruments, Inc. (“SMI”), attached hereto as Exhibit A (the “Prior Agreement”). By this letter agreement (this “Agreement”), you, Paulson, and SMI hereby mutually agree that you wish to terminate the Prior Agreement and that, effective as of immediately prior to the initial public offering of Steinway Musical Instruments Holdings, Inc., the Prior Agreement shall terminate and be of no further force or effect. Following the termination of the Prior Agreement, your employment with SMI and any subsidiary or affiliate of SMI shall continue on an at-will basis.

This Agreement shall have no impact on any other agreements between you, Paulson, or SMI, including, without limitation, any agreements regarding your Series B1 Membership Interest in Paulson Pianissimo LLC. All such agreements shall remain in full force and effect in accordance with their terms.

This Agreement may be amended or modified only in a signed writing executed by each of the parties hereto.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto now execute this Agreement, with the intent to be legally bound, as of the date first set forth above.

Paulson & Co., Inc.

By:	/s/ Michael Waldorf
Name:	Michael Waldorf
Title:	Managing Director/ Partner

Steinway Musical Instruments, Inc.

By:	/s/ Jennifer Wang
Name:	Jennifer Wang
Title:	Chief Legal Officer

/s/ Benjamin Steiner
Benjamin Steiner

EXHIBIT A

The Prior Agreement

[see attached]

Benjamin Steiner

XXX XXXX XX XX, XXX XX

New York, NY 10024

Dear Ben:

This letter agreement (“Letter Agreement”), with an effective date of May 1, 2016, will confirm your compensation as well as certain of your obligations as an employee of both Paulson & Co. Inc. (“Paulson & Co.”) and Steinway Musical Instruments Inc. (“Steinway”) (together, “Paulson”). This Letter Agreement will supersede and nullify any other agreement or understanding, whether oral or written, between you and Paulson. In consideration of your employment with Paulson, the representations and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which you hereby acknowledge by your signature below, you and Paulson agree as follows:

1.    Employment. Your employment is “at-will.” Notwithstanding anything contained in this Letter Agreement or other Paulson policies, your employment may be terminated by you or by Paulson at any time, for any reason or for no reason, with or without notice. This Letter Agreement is not a contract for a guaranteed term.

2.    Compensation. While an employee of Paulson, your compensation shall be as follows:

(a)    Total Combined Cash Compensation from Steinway and Paulson & Co. You shall receive a cash base salary in the annualized amount of $500,000 for 2016 and a guaranteed cash bonus of $750,000 for 2016. You shall receive a cash base salary in the annualized amount of $500,000 for 2017 and a guaranteed cash bonus of $500,000 for 2017. You shall receive a cash base salary in the annualized amount of $500,000 for 2018 and a guaranteed cash bonus of $500,000 for 2018. All such payments are payable in accordance with the regular payroll practices of Paulson. In the event of termination of employment, you shall receive a pro rata portion of the cash bonus payable to you for the year of termination.

(b)    Profit Participation. You shall receive a 4% profit interest in Paulson & Co.’s equity in Steinway (if you become Chief Executive Officer of Steinway, such profit interest shall increase to 6% beginning at such time). The value of this equity shall be represented by units (“Units”) calculated based upon a formula (LTM EBITDA * 9x Multiple – Net Debt – Paulson’s Equity Investment in Steinway), so long as you are employed by Paulson, and subject to a four (4) year vesting period with 25% vesting per year. For the avoidance of doubt, the profit interest will fully vest on May 1, 2020. Upon full vesting or upon termination of your employment with Paulson & Co. and Steinway, you shall have the option of converting the Units into Steinway stock or taking cash. If you elect to receive the Units as cash, while the intention would be to pay cash at the time of vesting or termination, depending on the liquidity of Steinway, such cash payment may be deferred up to a maximum of one (1) year at John Paulson’s discretion.

In the event of a sale of Steinway, the profit interest would fully vest upon the sale, and the value of the profit interest would be calculated based upon the equity proceeds received in the sale, not based upon the formula above. Payment of the profit interest in the event of a sale would be payable to you upon closing of the transaction.

(c)    Withholdings. All payments pursuant to this Letter Agreement shall be subject to applicable withholding for federal, state and local taxes.

3.    Calculation of Profit Interest.

(a)    Definitions, with regard to the calculation of the profit interest:

(i)    “LTM EBITDA” is defined as LTM Management EBITDA, adjusted for accrued bonus, (as presented in Steinway’s customary financial statements) as of the most recent financial quarter preceding full vesting or termination.

(ii)    “Net Debt” is defined as LTM four quarter average of total debt, minus cash, (as presented in Steinway’s customary financial statements) as of the most recent financial quarter preceding full vesting or termination.

(iii)    “Paulson’s Equity Investment in Steinway” is defined as the total equity invested in Steinway by Paulson & Co. and affiliates. This amount is equal to $212.78 million.

4.    Benefits. During your employment with Paulson, you shall be eligible to participate in any benefit plans or programs available to Paulson’s employees at your level as may exist from time to time, subject always to the terms of such plans and programs, which may be amended from time to time by Paulson.

5.    Termination.

(a)    Payments Upon Death, Disability, or Termination by Paulson Without Cause. If your employment is terminated due to your death, Disability (as defined below), or by Paulson without Cause (as defined below), you shall receive: (i) any accrued and unpaid cash compensation through the date of your termination, payable on the next payroll date following termination, (ii) a pro rata portion of the cash bonus payable to you for the year of termination and (iii) vesting of a pro rata portion of the Profit Participation, if any, due to vest for the year of termination, provided you or your heirs execute and do not revoke the Release described in this paragraph 4(a). Payments under paragraph 4(a)(ii), if any, shall be made within sixty (60) days of the applicable year end.

Notwithstanding anything herein to the contrary, you shall not be entitled to any payments under subparagraph 4(a)(ii) upon your termination of employment unless you or your heirs, as applicable, execute, without revocation, a valid and effective general release agreement releasing any and all claims against the Paulson Entities (as defined below), in a form acceptable to Paulson (a “Release”).

(b)    Payments Upon a Termination for Cause. In the event that your employment is terminated by Paulson for Cause, you shall receive no payments from Paulson, the Fund and its affiliates (including, but not limited to, any non-vested Profit Participation) other than Base Salary and any vested portion of Profit Participation through the date of termination.

(c)    For purposes of this Letter Agreement, the following definitions shall apply:

(i)    “Disability” means your inability to perform the essential functions of your job as a result of physical or mental illness or injury for 90 days during any 180 day period.

(ii)    “Cause” means (A) your commission of a felony or any crime involving dishonesty or theft; (B) conduct in connection with your employment duties or responsibilities that is fraudulent, unlawful or grossly negligent; (C) your willful misconduct; (D) your contravention of specific lawful directions related to a material duty or responsibility which is directed to be undertaken from Paulson; (E) your breach of your material obligations under this Letter Agreement, including, but not limited to breach of your obligations under paragraphs 5 through 10, and your continued inattention to or failure to perform adequately your duties as identified in paragraph 1; (F) any acts of dishonesty resulting or intending to result in your personal gain or enrichment at the expense of Paulson or the Paulson Entities (as defined below); (G) your failure to comply with a material policy of Paulson or the Paulson Entities; or (H) your engaging in personal conduct which seriously discredits or damages, or could seriously discredit or damage, Paulson or the Paulson Entities (including, but not limited to harassment or discrimination of employees, or the use or possession at work of any illegal controlled substance). A termination for “Cause” shall be effective immediately (or on such other date set forth by Paulson). Paulson’s decision not to terminate you for Cause as soon as it learns that you have engaged in behavior which constitutes Cause shall not be deemed a waiver of its ability to terminate you for Cause in connection with this behavior.

6.    Confidential Information. You acknowledge that you shall acquire while an employee at Paulson Confidential Information (as defined below) regarding Paulson, its affiliates and affiliated funds, and Steinway (the “Paulson Entities”). Accordingly, you agree that, without Paulson’s prior written consent, you shall not, at any time, other than in the ordinary course of your employment responsibilities, disclose to any unauthorized person or otherwise use any such Confidential Information for any reason other than the business of the Paulson Entities. “Confidential Information” means non-public information concerning the Paulson Entities’ business or operations plans, strategies, know-how, portfolios, prospects or objectives; their structure, products, product development, technology, distribution, sales, services, support and marketing plans, practices, and operations; the prices, costs and details of their services; the financial condition and results of their operations; the position of the Paulson Entities and their clients in any portfolio investment; the performance of the Paulson Entities (or any portion thereof) or any accounts; the research and development activities or plans of the Paulson Entities; the clients and client list (including, without limitation, the identity of clients, names, addresses, contact persons and the client’s business or investment status or needs) of the Paulson Entities; information received from third parties under confidential conditions; the management organization of the

Paulson Entities and related information (including, without limitation, data and other information concerning the compensation and benefits paid to members, officers, directors, employees and the management of members of the Paulson Entities); the Paulson Entities’ personnel and compensation policies; operating policies and manuals; the Paulson Entities’ financial records and related information; means of gaining access to the Paulson Entities’ computer data systems and related information; any existing and new or envisioned financial, investment and trading plans, designs, products and data; the Paulson Entities’ computer aided financial, investment and trading systems, software, strategies, programs and plans; their financial, investment and trading data, formulas, patterns, compilations, studies, strategies, methods, techniques, processes and system analyses; and any other financial, commercial, business or technical information related to, or any of the products or services made, developed, or sold by, the Paulson Entities or their clients. Confidential Information shall not include information that (i) the Paulson Entities previously disclosed to the general public or is in the public domain, or (ii) was known to you on a non-confidential basis before your employment with Paulson. For the avoidance of doubt, the terms of this Letter Agreement are Confidential Information, and as such may not be discussed with any Paulson personnel other than the President, Chief Operating Officer, and/or General Counsel.

The restrictions of this paragraph apply regardless of whether such Confidential Information is in written, graphic, recorded, photographic or any machine-readable form or is orally conveyed to you.

7.    Paulson Property. You acknowledge that all originals and copies of materials, records and documents (including materials maintained electronically) generated by you or coming into your possession or under your control while an employee or prior thereto, including but not limited to information relating to the Confidential Information of the Paulson Entities, are the sole property of the Paulson Entities. Upon the termination of your employment, or upon Paulson’s request at any time, you will promptly deliver all copies of such materials to Paulson. While an employee and at all times thereafter, you will not remove or cause to be removed from Paulson’s premises any record, file, memorandum, document, equipment or other item relating to the business of the Paulson Entities, including but not limited to any computer data related to the foregoing, except in furtherance of your duties to Paulson.

8.    Work Product. You agree that all ideas, inventions, discoveries, systems, interfaces, protocols, concepts, formats, suggestions, creations, developments, arrangements, designs, programs, products, processes, investment strategies, materials, computer programs or software, databases, improvements, valuation models, risk management tools, portfolio optimization models, or other properties related to the business of Paulson Entities conceived, made or developed during the Term, whether conceived by you alone or working with others, and whether patentable or not (the “Work Product”), shall be owned by, and belong exclusively to, Paulson. You hereby assign to Paulson your entire rights to the Work Product and agree to execute any documents and take any action reasonably requested by Paulson to protect the rights of Paulson Entities, in any Work Product. Without limiting the generality of the foregoing, you acknowledge that any copyrightable subject matter created by you within the scope of your responsibilities to Paulson Entities, whether containing or involving Confidential Information or not, is deemed a work-made-for-hire under Chapter 17 of the United States Code, entitled “Copyrights,” as amended, and Paulson Entities shall be deemed the author and owner thereof for any purposes whatsoever. In the event of any unauthorized publication of any Confidential Information, Paulson Entities shall automatically own the copyright in such publication.

9.    Non-Competition. You agree that during the period you are employed with Paulson and for 90 days following the termination of your employment for any other reason than by Paulson without Cause, you shall not engage in “Competition” with Paulson. For purposes of this Agreement, “Competition” by you means your engaging in any activity which calls for the application of the same or similar specialized knowledge or skills as those utilized by you in your activities with Paulson, or otherwise directly or indirectly being employed by or acting as a consultant to, or being a research analyst, salesman, sourcer, trader, manager, portfolio manager, director, officer, employee, principal, agent, stockholder, member, owner or partner of, or permitting your name to be used in connection with the activities of any other business or organization (including financial services organizations) anywhere in the world which primarily provides services and/or products of a nature substantially similar to those provided by Paulson during your employment with Paulson.

10.    Non-Solicitation.

(a)    You agree that while an employee and for a six (6) month period following the termination of your employment for any reason or at any time, you shall not directly or indirectly, as principal, agent, independent contractor, consultant, director, officer, employee, employer, advisor, stockholder, partner, member or in any other individual or representative capacity whatsoever, whether paid or unpaid, either for your own benefit or the benefit of any other person or entity (i) solicit, induce or encourage the resignation of any member, partner or employee of the Paulson Entities, or any individual who was a member, partner or employee of the Paulson Entities at any time during the six (6) month period immediately prior to the termination of your employment; (ii) interfere in any way with the relationship between the Paulson Entities and any member, partner or employee or any individual who was a member, partner or employee of the Paulson Entities at any time during the six (6) month period immediately prior to the termination of your employment; or (iii) hire, or participate in the hiring of, any member, partner or employee of the Paulson Entities or any individual who was a member, partner or employee of the Paulson Entities at any time during the six (6) month period immediately prior to the termination of your employment.

(b)    During your employment and for a six (6) month period following the termination of your employment, you shall not, directly or indirectly, on behalf of yourself or any other person: (i) interfere, or attempt to interfere, with the relationship between Paulson Entities and any of their investors or clients or any investor or client who was an investor or client of Paulson Entities at any time during the six (6) month period immediately prior to the termination of your employment; or (ii) solicit any existing or prospective investor or client of Paulson Entities or any investor or client who was an investor or client of Paulson Entities at any time during the six (6) month period immediately prior to the termination of your employment.

11.    Disclosures to Third Parties.

(a)    You agree that you shall not comment upon or provide information about John Paulson or Paulson or any of the Paulson Entities or any funds or accounts managed by Paulson, or any of its or their business or personnel, unless and to the extent you are specifically directed to do so by an authorized officer of Paulson.

(b)    You shall refrain from making any defamatory or commercially disparaging statements about John Paulson or Paulson or any of the Paulson Entities or any of the funds or accounts managed by Paulson, or any of its or their business or personnel. Truth shall not be a defense to this undertaking.

12.    Remedy for Breach. You hereby acknowledge that the provisions of paragraphs 5 through 10 are reasonable and necessary for the protection of the Paulson Entities. You further acknowledge that the Paulson Entities will be irreparably harmed if such covenants are not specifically enforced. Accordingly, you agree that, in addition to any other relief to which Paulson may be entitled, including claims for damages, Paulson shall be entitled to seek and obtain injunctive relief (without the requirement of any bond) from a court of competent jurisdiction for the purpose of restraining you from an actual or threatened breach of such covenants and/or to recover from you any profit, income or gain earned by you as a result of your violation of the provisions of paragraphs 5 through 10.

13.    Miscellaneous.

(a)    No Other Restrictions. You represent and warrant that to the best of your knowledge, you are not a party to or subject to any restrictive covenants, legal restrictions or other agreements in favor of any entity or person which would in any way preclude, inhibit, impair or limit your ability to perform your obligations under this Letter Agreement, including, but not limited to, non-competition agreements, non-solicitation agreements or confidentiality agreements and your employment does not violate the terms of any agreement to which you are a party. You agree that you will treat all proprietary or other confidential information that you acquired during your employment with any former employer as strictly confidential, and not use it for the benefit of the Paulson Entities.

(b)    Entire Agreement. Except as expressly set forth herein, this Letter Agreement supersedes any and all existing agreements, oral or written, between you and Paulson relating to the terms and conditions of your association with Paulson. In the event of any inconsistencies between the terms of this Letter Agreement and any other document or agreement governing the parties hereto, the parties agree that the terms of this Letter Agreement shall control.

(c)    Amendments and Waivers. No provisions of this Letter Agreement may be amended, modified, waived or discharged except as agreed to in writing by you and Paulson. The failure of a party to insist upon strict adherence to any term of this Letter Agreement on any occasion shall not be considered a waiver thereof or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Letter Agreement.

(d)    Survival. Paragraphs 5, 6, 7, 8, 9, 10, 11 and 12 of this Letter Agreement shall survive after the termination of your employment.

(e)    Governing Law. This Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and/or to be performed in that State, without regard to any choice of law provisions thereof.

(f)    Severability. If any provision of this Letter Agreement is invalid or unenforceable, the balance of this Letter Agreement shall remain in effect. You acknowledge that the restrictive covenants contained in paragraphs 5 through 10 are a condition of this Letter Agreement and are reasonable and valid in geographical and temporal scope and in all other respects.

(g)    Successors and Assigns. This Letter Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, heirs (in your case) and assigns. No rights or obligations of Paulson under this Letter Agreement may be assigned or transferred by Paulson without your prior written consent, such consent not to be unreasonably withheld, except that such rights or obligations may be assigned or transferred pursuant to a merger or consolidation in which Paulson is not the continuing entity, or a sale, liquidation, or other disposition of all or substantially all of the assets of Paulson, provided that the assignee or transferee is the successor to all or substantially all of the assets of Paulson and assumes the liabilities, obligations and duties of Paulson under this Letter Agreement, either contractually or as a matter of law. Paulson further agrees that, in the event of any disposition of its business and assets described in the preceding sentence, it shall use its best efforts to cause such assignee or transferee expressly to assume the liabilities, obligations and duties of Paulson hereunder. None of your rights or obligations under this Letter Agreement may be assigned or transferred by you, without Paulson’s prior written consent, other than your rights to compensation and benefits, which may be transferred only by will or operation of law or in an applicable plan, program, grant or agreement of Paulson pursuant to which such rights have been awarded. In the event of your death or a judicial determination of your incompetence, references in this Letter Agreement to you shall be deemed to refer, where appropriate, to your legal representative, or, where appropriate, to your beneficiary or beneficiaries.

(h)    Judicial Modification. If any court or arbitrator determines that any of the covenants in paragraphs 5 through 10 or any part of any of them, is invalid or unenforceable, the remainder of such covenants and parts thereof shall not thereby be affected and shall be given full effect, without regard to the invalid portion. Notwithstanding paragraph 12(f), it is agreed that if any such covenant should be judged by a court or other body having jurisdiction over this Letter Agreement to be invalid or unenforceable for any reason (including, without limitation, due to the extent of its geographic scope or the period of such covenant), such covenant shall apply to the maximum extent otherwise permitted at applicable law with such modifications as will be necessary to make it valid and enforceable.

(i)    Arbitration. You and Paulson agree to arbitrate any controversy or claim arising out of this Agreement or otherwise relating to your employment by Paulson or the termination of such employment to the extent required (including, but not limited to, any claims of breach of contract, wrongful termination or age, sex, race or other discrimination); provided that Paulson shall have the right to, and be permitted to, seek and obtain injunctive relief from a court of competent jurisdiction pursuant to paragraph 11. Any such arbitration shall be fully and finally resolved in binding arbitration in a proceeding in the State of New York, in accordance with the Employment Rules and Mediation Procedures of the American Arbitration Association (the “AAA”) before a single arbitrator. The arbitrator shall not have the authority to modify or change any of the terms of this Agreement, except as provided in paragraph 12(h) hereof. The arbitrator’s award shall be final and binding upon you and Paulson, and judgment upon the award may be entered in any court of competent jurisdiction in any state of the United States or country or application may be made to such court for a judicial acceptance of the award and an enforcement as the law of such jurisdiction may require or allow. Each party shall bear the costs and fees incurred in any such arbitration, including legal fees and expenses.

(j)    Indemnification. To the fullest extent permitted by law, but subject to the conditions and limitations of this Section, Paulson shall indemnify and hold you harmless from and against any and all claims, liabilities, damages, losses, costs and expenses (including amounts paid in satisfaction of judgments, in compromises and settlements, as fines and penalties and legal or other costs and reasonable expenses of investigating or defending against any claim or alleged claim) of any nature whatsoever, known or unknown, liquidated or unliquidated (collectively, “Losses”), arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which you may be involved, or threatened to be involved, as a party or otherwise, which relates to or arises out of your employment, association or activities with TrinetTrinet or Paulson, their property, their business or affairs, or that arises out of or in any way relates to any businesses, entities or individuals that previously were in any way affiliated with Trinet or Paulson, or with respect to which you served as a director or manager at the direction of Trinet or Paulson. It is understood and agreed that the indemnification by Paulson hereunder shall be applicable only if and to the extent that either (x) Paulson is insured for amounts covered by this indemnification obligation pursuant to an E&O or similar policy or (y) the acts giving rise to the need for indemnification are covered by an indemnification obligation from the Funds for which you provided services. For the avoidance of doubt, it is the intent of Paulson to make available to you the indemnification benefits available pursuant to (z) E&O insurance coverage carried by Paulson and (w) indemnification obligations assumed by the Funds serviced by you. Paulson shall be entitled to assume control of any defense using counsel of its choosing. If Paulson chooses not to do so, then Paulson shall provide you with separate legal counsel selected by you and reasonably acceptable to Paulson. The payment of reasonable expenses (including reasonable attorneys’ fees) incurred by you in defending any claim, demand, action, suit or proceeding (to the extent Paulson has not assumed control of the defense and you are entitled to indemnification for such expense) shall (subject to receipt of such amounts pursuant to clauses (x) or (y) above,) be advanced to you by Paulson within twenty (20) days after your written request for such payment to Paulson, supported by appropriate documentation; provided, that you must promptly repay such advances to the extent that it is ultimately determined that you are not entitled to be indemnified with respect to the claims or Losses to which they relate. In no event shall you be entitled to settle or compromise any claim for which you are seeking indemnification without the express prior written consent of Paulson.

If the foregoing correctly sets forth the terms of our arrangement, please confirm your agreement therewith by countersigning in the space below.

Sincerely,

Paulson & Co. Inc.

By:	/s/ John Paulson
Name: John Paulson
Title: President

Confirmed and Agreed as of January 4, 2018:

By:	/s/ Ben Steiner

Name: Ben Steiner

Benjamin Steiner

XXX XXXX XX XXXXX, XXX XXX

New York, NY 10024

Dear Ben:

This letter agreement (“Amendment”) serves as an amendment to part 2(a) of the letter agreement executed January 4, 2018 (“Agreement”) between yourself and Paulson & Co. Inc. (“Paulson & Co.”) and Steinway Musical Instruments Inc. (“Steinway”).

In each of 2019 and 2020, you will receive a $450,000 base salary from Steinway and separately a $50,000 base salary from Paulson & Co. In addition, in each of those years, you will have a target bonus of $300,000 in the Steinway bonus plan and will separately receive a $200,000 bonus from Paulson & Co. In the event of termination of employment, you shall receive a pro rata portion of the cash bonus payable to you for the year of termination.

Except as set forth in this Amendment, the Agreement is unaffected and shall continue in full force and effect in accordance with its terms.

Sincerely,

By:	/s/ John Paulson
John Paulson
President, Paulson & Co.
Chairman, Steinway Musical Instruments Inc.

Confirmed and Agreed as of January [9], 2019:

By:	/s/ Ben Steiner
Ben Steiner